

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

30 June 2003



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
General Counsel and Company Secretary

Enc.

File No. 82-3841



ABN 66 063 780 709

30 June 2003

TABCORP ACQUIRES LEIGHTON'S 15% INTEREST IN STAR CITY MANAGEMENT AGREEMENT

TABCORP Holdings Limited ("TABCORP") announced today that it has entered into an agreement with Leighton Property Development Pty Limited ("Leighton") to acquire its 15% interest in the Star City management agreement for $53 million.

Following the acquisition TABCORP will own 100% of Sydney Casino Management Pty Ltd, the manager of Star City, thereby entitling TABCORP to 100% of the management profits of Star City and simplifying the current Star City casino management arrangements.

Mr Slatter, TABCORP's Managing Director and Chief Executive Officer, said "We are very pleased to have successfully achieved 100% ownership of the Star City management company. One of the benefits of the simplified structure is that it provides us with the opportunity to extract additional synergies in our proposed merger with Jupiters."

"The amount paid for Leighton's interest reflects a fair value and was determined after extended negotiations with Leighton. We determined a maximum value for the 15% interest based on the additional value available to TABCORP shareholders, and the price agreed is below that maximum," Mr Slatter went on to say.

The sale is scheduled to complete on 15 July 2003 and payment will be made utilising TABCORP's existing banking facilities.

ENDS

For further information please contact:

Rohan Martin
Acting General Manager, Public Affairs
TABCORP Holdings Limited
(03) 9868 2891